COASTAL PACIFIC MINING ANNOUNCES DETAILS OF $1.5 MILLION DOLLAR EXPLORATION PROGRAM FOR THE HOTSTONE GOLD PROPERTY

CALGARY, Alberta, October 29, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), announced today the completion of the preparation of the Hotstone Exploration Work Program, which would fulfill the requirement for undertaking a $1.5 million dollar work program on the Hotstone Gold Property, according to the terms of the option agreement.

The Hotstone Gold Property consists of 5 claim blocks (approximately 120 hectares), located in Greenlaw Township, 130 km south-west of Timmins, Ontario and approximately 50 km east-south-east of Chapleau, Ontario, in the western extension

The work program will consist of Grid Line Surveying and Grid Cutting, IP Geophysical Survey, Geological and Geophysical Compilation, Mapping and Interpretation followed by an initial comprehensive Diamond Drilling program.

The field operations will consist of establishing a 75 kilometer Survey Grid over the central portion of the property covering the historical 1600 meter long Gold Bearing Quartz-Carbonate-Fuchsite alteration shear zone that was first discovered in the early 1930’s. Following the establishment of the Survey Grid, 75 kilometers of IP Geophysical survey and Geological Mapping will be completed in preparation for a Diamond Drilling Program.  From the Geophysical and Geological Surveys and the combined historical data, Coastal will undertake a 5000-meter drilling program to define the Gold Mineralization within the Hotstone Gold Property.

Management and coordination of the work program will be conducted by the Coastal’s Vice-President of Exploration, David L. Gibson.

Subject to the Company being successful in raising the required funds, Coastal anticipates commencing the work program in the early months of 2011.

About Coastal Pacific

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.
927 Drury Ave NE
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joseph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.